Transparent Path SPC
Statements of Changes in Shareholders' Deficit
For the period from December 31, 2018 until December 31, 2020
(Unaudited)

	Transparent Path LLC	Transparent Path SPC						
	Members' Deficit	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Paid in capital	Accumulated Deficit	Total Shareholders' Deficit
Balance, December 31, 2018	$ (15,393)							
Net loss	$ (13,176)							
Balance, December 31, 2019	(28,569)	-	$ -	-	$ -	$ -	$ -	$ -
Conversion to Corporation	28,569	680,000	68			-	(28,569)	(28,501)
Issuance of Common Stock		15,020,000	1,502			-	-	1,502
Issuance of Common Stock via Reg CF		155,357	16			38,824	-	38,839
Net loss							(13,748)	(13,748)
Balance, December 31, 2020		15,855,357	$ 1,586	-	$ -	$ 38,824	$ (42,317)	$ (1,908)